

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Stephen W. Whatley
Chairman and Chief Executive Officer
Southern States Bancshares, Inc.
615 Quintard Ave.
Anniston, AL 36201

   Re: Southern States Bancshares, Inc.
     Registration Statement on Form S-3
     Filed October 7, 2022
     File No. 333-267772

Dear Stephen W. Whatley:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact David Gessert at 202-551-2326 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Finance